UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EASTERN INSURANCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

276534104

(CUSIP Number)

Paul R. Burke

Northaven Management, Inc.

375 Park Avenue

Suite 2709

New York, New York 10152

(212) 798-0304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Partners, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

521,050
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

521,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

521,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Partners II, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

60,352
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

60,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Partners III, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

382,725
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

382,725

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

382,725
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Offshore, Ltd. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

51,078
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

51,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,078
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Associates, LLC. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Management, Inc. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Paul R. Burke IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8,522
8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,023,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Richard Brown IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and Issuer

This Amendment No. 2 to the Statement on Schedule 13D is filed by Northaven Partners, L.P., Northaven Partners II, L.P., Northhaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc. (the “Northaven Entities”), Paul R. Burke, and Richard Brown (together with the Northaven Entities, the “Reporting Persons”), relating to the common stock, no par value per share, of Eastern Insurance Holdings, Inc. (the “Issuer” or the “Company”), a Pennsylvania business corporation, and supplements and amends the Statement on Schedule 13D originally filed by the Northaven Entities on June 21, 2006.

Item 2.	Identity and Background

The disclosure in Item 2 is hereby amended and restated to read in its entirety as follows:

Name	Address of Principal Office	Principal Business	Jurisdiction of Organization/Citizenship
Northaven Partners, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners II, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners III, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Offshore, Ltd.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Company	Cayman Islands

Northaven Associates, LLC.	375 Park Avenue, Suite 2709, New York, NY 10152	General Partner of Northaven Partners, L.P., Northaven Partners II, L.P., and Northaven Partners III, L.P.	New York

Northaven Management, Inc.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Advisor	New York

Paul R. Burke	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

Richard Brown	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

None of the Northaven Entities, Paul R. Burke, or Richard Brown has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of the Northaven Entities, Paul R. Burke, or Richard Brown has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended and supplemented by adding the following:

On August 21, 2007, Northaven Partners II, L.P. sold 39,170 shares of Company common stock for $15.31 per share and Northaven Partners III, L.P. sold 130,545 shares of Company common stock for $15.31 per share. On August 21, 2007, Northaven Partners, L.P. purchased 149,507 shares of Company common stock for $15.31 per share and Northaven Offshore, Ltd. purchased 20,208 shares of Company common stock for $15.31 per share. Northaven Partners, L.P. and Northaven Offshore, Ltd. each used working capital to purchase the shares.

On January 2, 2007, the Company granted 8,522 restricted shares of its common stock and options to purchase 21,304 shares of its common stock to Paul R. Burke. This award was made under the Company’s 2006 Stock Incentive Plan in connection with awards of restricted shares and stock options granted to the Company’s officers, directors and other employees. Although only 20% of the restricted shares vest each January 2, commencing January 2, 2008, each holder of restricted shares has the right to vote such shares. The stock options vest at the rate of 20% each year, commencing January 2, 2008, and absent the occurrence of certain events are not exercisable prior to such scheduled vesting.

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby supplemented by adding the following:

The Reporting Persons acquired the shares of the Company’s common stock as an investment in the regular course of their business and intend to re-examine their investment from time to time, and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, they may from time to time acquire or dispose of the Company’s common stock in open market or privately negotiated transactions.

Paul R. Burke, who is a member of Northaven Associates, LLC, the general partner of Northaven Partners, L.P., Northaven Partners II, L.P., and Northaven Partners III, L.P., serves as a non-employee director of the Company.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (b)

(i) Northaven Partners, L.P. beneficially owns 521,050 shares, representing 4.7% of the 11,062,801 outstanding shares of the Issuer’s common stock as of August 21, 2007. Northaven Partners, L.P. does not have sole voting power over any of its shares. Northaven Partners, L.P. has shared voting power over 521,050 of its shares. Northaven Partners, L.P. does not have sole dispositive power over any of its shares. Northaven Partners, L.P. has shared dispositive power over 521,050 of its shares.

(ii) Northaven Partners II, L.P. beneficially owns 60,352 shares, representing 0.5% of the 11,062,801 outstanding shares of the Issuer’s common stock as of August 21, 2007. Northaven Partners II, L.P. does not have sole voting power over any of its shares. Northaven Partners II, L.P. has shared voting power over 60,352 of its shares. Northaven Partners II, L.P. does not have sole dispositive power over any of its shares. Northaven Partners II, L.P. has shared dispositive power over 60,352 of its shares.

(iii) Northaven Partners III, L.P. beneficially owns 382,725 shares, representing 3.5% of the 11,062,801 outstanding shares of the Issuer’s common stock as of August 21, 2007. Northaven Partners III, L.P. does not have sole voting power over any of its shares. Northaven Partners III, L.P. has shared voting power over 382,725 of its shares. Northaven Partners III, L.P. does not have sole dispositive power over any of its shares. Northaven Partners III, L.P. has shared dispositive power over 382,725 of its shares.

(iv) Northaven Offshore, Ltd. beneficially owns 51,078 shares, representing 0.5% of the 11,062,801 outstanding shares of the Issuer’s common stock as of August 21, 2007. Northaven Offshore, Ltd. does not have sole voting power over any of its shares. Northaven Offshore, Ltd. has shared voting power over 51,078 of its shares. Northaven Offshore, Ltd. does not have sole dispositive power over any of its shares. Northaven Offshore, Ltd. has shared dispositive power over 51,078 of its shares.

(v) Northaven Associates, LLC. beneficially owns 1,015,205 shares, representing 9.2% of the 11,062,801 outstanding shares of the Issuer’s common stock as of August 21, 2007. Northaven Associates, LLC. does not have sole voting power over any of its shares. Northaven Associates, LLC. has shared voting power over 1,015,205 of its shares. Northaven Associates, LLC. does not have sole dispositive power over any of its shares. Northaven Associates, LLC. has shared dispositive power over 1,015,205 of its shares.

(vi) Northaven Management, Inc. beneficially owns 1,015,205 shares, representing 9.2% of the 11,062,801 outstanding shares of the Issuer’s common stock as of August 21, 2007. Northaven Management, Inc. does not have sole voting power over any of its shares. Northaven Management, Inc. has shared voting power over 1,015,205 of its shares. Northaven Management, Inc. does not have sole dispositive power over any of its shares. Northaven Management, Inc. has shared dispositive power over 1,015,205 of its shares.

(vii) Paul R. Burke and Richard Brown, as members of Northaven Associates, LLC, may each be deemed to beneficially own 1,015,205 shares, representing 9.2% of the 11,062,801 outstanding shares of the Issuer’s common stock as of August 21, 2007. Paul R. Burke and Richard Brown do not have sole voting power over any of the shares. Paul R. Burke and Richard Brown have shared voting power over 1,105,205 of the shares. Paul R. Burke and Richard Brown do not have sole dispositive power over any of the shares. Paul R. Burke and Richard Brown have shared dispositive power over 1,105,205 of the shares. Paul R. Burke has the power to vote the 8,522 shares of restricted stock granted to him on January 2, 2007 as described in Item 3. Paul R. Burke does not have dispositive power over any of such shares.

(c) Other than the transactions reported in Item 3 of this Amendment No. 2 to Schedule 13D, none of the Reporting Persons have effected any transactions in the Issuer’s common stock within the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Persons as described in Items 5(a) and 5(b).

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.2: Joint Filing Agreement, dated August 22, 2006, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc., Paul R. Burke and Richard Brown.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2007

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,		By:	/s/ Paul R. Burke
	as General Partner		Name:	Paul R. Burke
			Title:	Director
	By:	/s/ Paul R. Burke
	Name:	Paul R. Burke
	Title:	Member

NORTHAVEN PARTNERS II, L.P.			NORTHAVEN ASSOCIATES, LLC

By:	Northaven Associates, LLC,		By:	/s/ Paul R. Burke
	as General Partner		Name:	Paul R. Burke
			Title:	Member
	By:	/s/ Paul R. Burke
	Name:	Paul R. Burke
	Title:	Member

NORTHAVEN PARTNERS III, L.P.			NORTHAVEN MANAGEMENT, INC.

By:	Northaven Associates, LLC,		By:	/s/ Paul R. Burke
	as General Partner		Name:	Paul R. Burke
			Title:	Vice President

	By:	/s/ Paul R. Burke	/s/ Paul R. Burke
	Name:	Paul R. Burke	Paul R. Burke
	Title:	Member

/s/ Richard Brown
Richard Brown

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.2	Joint Filing Agreement, dated August 22, 2006, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc., Paul R. Burke and Richard Brown